Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Completes Private Placement and Announces Conference Call To
    Discuss Full Year Results

    TORONTO, March 28 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that it has completed its previously announced private placement for gross proceeds of $3,879,965. Under the terms of the private placement, PreMD issued 2,917,268 units at a price of Cdn. $1.33 per unit, each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable at a price of
Cdn. $1.66 per share for a period of three years from the closing date. The proceeds from the private placement are to be used for general corporate purposes.
    "We are pleased by the continuing support provided by our existing base of institutional shareholders as we continue to execute on our plan to build market awareness and expand the opportunities for our PREVU(x) technology, while advancing our pipeline of oncology products," said Dr. Norton, President and
Chief Executive Officer of PreMD. "This financing further secures our ability to pursue our growth initiatives."
    Separately, PreMD announced that it will hold a conference call and webcast tomorrow, Thursday, March 29, 2007, at 10:30 a.m. ET, to review its full year 2006 results and provide an outlook for 2007. To access the conference call, please dial 416-915-5651 or 1-800-588-4942. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until April 5, 2007, please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 21225276 followed by the number sign.

    About PreMD

    PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as
PREVU(x) Skin Cholesterol Test. The company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:18e 28-MAR-07